As filed with the Securities and Exchange Commission on July 30, 2009

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Cash Account Trust
Cash Management Portfolio
Cash Reserve Fund, Inc.
DWS Advisor Funds
DWS Balanced Fund
DWS Blue Chip Fund
DWS Communications Fund, Inc.
DWS Equity Trust
DWS Equity 500 Index Portfolio
DWS Global/International Fund, Inc.
DWS High Income Series
DWS Income Trust
DWS Institutional Funds
DWS International Fund, Inc.
DWS Investment Trust
DWS Investments VIT Funds
DWS Investors Funds, Inc.
DWS Money Funds
DWS Money Market Trust

DWS Municipal Trust
DWS Mutual Funds, Inc.
DWS Portfolio Trust
DWS Securities Trust
DWS State Tax-Free Income Series
DWS State Tax Free Trust
DWS Strategic Government Securities Fund
DWS Strategic Income Fund
DWS Target Date Series
DWS Target Fund
DWS Tax Free Trust
DWS Technology Fund
DWS Value Equity Trust
DWS Value Series, Inc.
DWS Variable Series I
DWS Variable Series II
Investors Cash Trust
Tax-Exempt California Money Market Fund

and Deutsche Investment Management Americas Inc.

File No.  812-___________

APPLICATION FOR AN
ORDER OF EXEMPTION PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF THE 1940 ACT
AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS.

July 29, 2009
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 Please direct all written and oral communications regarding this application to:

Scott D. Hogan
Deutsche Investment Management Americas Inc.
Two International Place, 10th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-3986
Fax:  (617) 443-7059

With copies to:

Caroline Pearson
Deutsche Investment Management Americas Inc.
Two International Place, 10th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-2565
Fax:  (617) 443-7059

David A. Sturms, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
Phone:  (312) 609-7589
Fax:  (312) 609-5005

John Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Phone:  (617) 951-7393
Fax:  (617) 235-0040

I.	INTRODUCTION

Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Investors Funds, Inc., DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target

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Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “DWS Investment Company” and collectively, the “DWS Investment Companies”),1 each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”)2 and Deutsche Investment Management Americas Inc. (the “Advisor” and together with the DWS Investment Companies, the “Applicants”), the investment adviser to each DWS Investment Company, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees/directors of the DWS Investment Companies (the “Board”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of the Series pursuant to an investment sub-advisory agreement with the Sub-Advisor (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors.  Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the

1 Cash Management Portfolio and DWS Equity 500 Index Portfolio are master funds (each a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act.  Certain Series may invest substantially all their assets into one of the Master Funds.

2 The term “Series” as used herein also includes the funds listed above that do not offer multiple series.

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following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is (i) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor; (ii) uses the management structure of this Application; and (iii) complies with the terms and conditions set forth herein (included in the term “Series”).  The term “Advisor” includes (i) the Advisor, and (ii) any entity controlling, controlled by or under common control with, the Advisor.

Applicants are seeking this exemption to enable the Advisor and the Board to obtain for each Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of a Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders.  Under this multi-manager approach, the Advisor evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisors.

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For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections and purposes fairly intended by the provisions of the 1940 Act.  Applicants believe that without this relief, the DWS Investment Companies may be (i) precluded from promptly and timely hiring Sub-Advisors or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisors or materially amending Sub-Advisor Agreements considered appropriate by the Advisor and the Board.

II.	BACKGROUND
A.	THE DWS INVESTMENT COMPANIES

Each DWS Investment Company is organized as either a Massachusetts business trust, a New York master trust, or a Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act.3  The Board consists of thirteen (13) members (“Board Members”), of which twelve (12), including the Chairperson, are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”).  The Advisor serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the Series.  The Series are not required to hold annual shareholder meetings.

Each DWS Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions.  Currently, the DWS Investment Companies consist of 114 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different

3 Each Master Fund is organized as a New York master trust while the remainder of the DWS Investment Companies are organized as either a Massachusetts business trust or a Maryland corporation.

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expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	THE ADVISOR

The Advisor, with headquarters at 345 Park Avenue, New York, New York 10154, is a corporation organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  The Advisor is an indirect, wholly owned subsidiary of Deutsche Bank AG (“Deutsche Bank”).  Deutsche Bank is a major global financial institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance.  The Advisor serves as the investment adviser to each DWS Investment Company pursuant to an investment advisory agreement (each an “Investment Management Agreement” and together the “Investment Management Agreements”).

Pursuant to the terms of the Investment Management Agreement, the Advisor, subject to the oversight of the Board, provides continuous investment management of the assets of each Series.  As the investment adviser to each Series, the Advisor determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by the Advisor.  The Advisor also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  The Advisor periodically reviews a Series’ investment policies and strategies and based on the

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need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of the Investment Management Agreement, the Advisor may, subject to the approval of the Board, including a majority of the Independent Board Members, and the applicable shareholders of the Series (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Series to a Sub-Advisor.  The Advisor evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Series, monitors and reviews the Sub-Advisor and its performance and its compliance with the Series’ investment policies and restrictions.

For its services, the Advisor receives an investment management fee based on either the average net assets of a Series or a Series’ investment performance over a particular period compared to a benchmark.4  The Sub-Advisor will receive investment management fees from the Advisor at an annual rate based upon the average daily net assets of the Series.  The fee paid to the Sub-Advisor results from the negotiations between the Advisor and the particular Sub-Advisor and is approved by the Board, including a majority of the Independent Board Members.

The terms of the Investment Management Agreements comply with Section 15(a) of the 1940 Act.  The Investment Management Agreement was initially approved by the Board, including a majority of the Independent Board Members, and by the shareholders of each Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and

4 In most instances the Advisor may also receive an administrative services fee pursuant to a separate Administrative Services Agreement with certain Series.  Pursuant to the terms of the Administrative Services Agreement, the Advisor is responsible for supervising and managing the operations of each Series, except for distribution, and supervising the service providers of the Series, such as the custodian.

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Rule 18f-2 thereunder.  The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Management Agreements.

C.	THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Advisor has entered into Sub-Advisory Agreements with Aberdeen Asset Management Inc., (“AAMI”), Dreman Value Management, L.L.C. (“DVM”), Northern Trust Investments, N.A. (“NTI”), and Turner Investment Partners, Inc. (“Turner”) to provide investment management services to various Series.5  The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of other Series.  Each Sub-Advisor is, and any future Sub-Advisors will be, registered with the Commission as an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered as an “investment adviser” under the Advisers Act.  The Advisor selects Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  Sub-Advisors recommended to the Board are, and the Sub-Advisors identified above were, selected and initially approved by the Board, including a majority of the Independent Board Members.

The Advisor will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisors and make recommendations to the Board as needed.  The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Sub-Advisor, with the Sub-Advisors and make

5 The Advisor has also entered into Sub-Advisory Agreements with Deutsche Asset Management International GmbH (“DeAMi”), Deutsche Asset Management (Japan) Limited (“DeAMJ”), and RREEF America LLC (“RREEF”) to provide investment management services to various Series.  DeAMi, DeAMJ, and RREEF are “affiliated persons” of the Series or the Advisor within the meaning of Section 2(a)(3) of the 1940 Act other than by reason of serving as Sub-Advisor to one or more of the Series (each an “Affiliated Sub-Advisor” and collectively the “Affiliated Sub-Advisors”).  The requested relief set forth in this Application will not extend to Affiliated Sub-Advisors.

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recommendations to the Board as needed.  Although the Advisor may recommend, from time to time, that the services of a Sub-Advisor be terminated, the Advisor, in general, does not expect to make frequent changes in Sub-Advisors.

The specific investment decisions for each Series using a Sub-Advisor will be made by that Sub-Advisor which has discretionary authority to invest the assets or a portion of the assets of a particular Series, subject to the general supervision of the Advisor and the Board.  Each Sub-Advisor will keep certain records required by the 1940 Act and the Advisors Act to be maintained on behalf of the relevant Series, and will assist the Advisor to maintain the Series’ compliance with the relevant requirements of the 1940 Act.  Each Sub-Advisor will provide reports on the relevant Series’ performance to the Board on a regular basis.  If the name of any Series contains the name of the Sub-Advisor, it will be preceded by “DWS,” a global trademark of Deutsche Bank.

Each Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members, and the shareholders of the Series in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder.  In addition, the terms of the Sub-Advisory Agreements will comply fully with the requirements of Section 15(a) of the 1940 Act.  The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.

For its services to a Series, each Sub-Advisor will receive from the Advisor a monthly fee, payable in arrears, at an annual percentage rate based on the daily net assets overseen by the Sub-Advisor.  Each Sub-Advisor will bear its own expenses of providing investment management services to the Series.  Neither the DWS Investment Companies

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nor the Series is responsible for paying sub-advisory fees to any Sub-Advisor.  The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the Investment Management Agreement.

III.	THE REQUESTED RELIEF

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisors and to make material changes to Sub-Advisory Agreements in connection with operating the Series.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Board Members, when Sub-Advisor changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the affected Series will not be sought or obtained.6

If the requested order is granted, each Sub-Advisory Agreement will contain the following provisions required by Section 15(a) of the 1940 Act:  (i) precisely describe the compensation to be paid by the Advisor to the Sub-Advisor; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Advisor, the Board or the shareholders of a Series on sixty days written notice to the Sub-Advisor; and (iv) provides, in substance, for the automatic termination in the event of its assignment.

6 The requested relief set forth in this Application will not extend to Affiliated Sub-Advisors.

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IV.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW
A.	Shareholder Vote
1.	Applicable Law

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are

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subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Series to approve a (i) Sub-Advisory Agreement whenever a new Sub-Advisor is proposed to be hired by the Advisor, subject to review and approval of the Board, to manage the assets of a Series or (ii) material amendment to a Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting the Applicants, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Advisor, a DWS Investment Company, and any Series, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Advisor or materially amending a Sub-Advisory Agreement.

2.	Discussion

Applicants seek relief to permit the Series and the Advisor to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The

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Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates or intends to operate the Series in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling the Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

i.	Necessary or Appropriate in the Public Interest

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of a Series that has one or more Sub-Advisors, the Advisor will not make the day-to-day investment decisions for the Series.  Instead, the Advisor will establish an investment program for a Series and select, supervise, and evaluate the Sub-Advisors who make the day-to-day investment decisions for the Series.  This is a service that the Advisor believes will add value to the investment of Series’ shareholders because the Advisor will be able to select those Sub-Advisors that have distinguished themselves through successful performance in the market sectors in which each Series invests.

From the perspective of the shareholder, the role of the Sub-Advisor is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio

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managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Series.  Applicants believe that shareholders will look to the Advisor when they have questions or concerns about a Series’ management or investment performance, and will expect the Advisor, subject to the review and approval of the Board, to select the Sub-Advisors who are best suited to achieve the Series’ investment objective.  Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Advisor will compensate the Sub-Advisors out of the investment management fee that the Advisor will receive from each Series.  Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation.  There is no compelling policy reason why the Series’ shareholders should be required to approve the relationship between the Sub-Advisors and each applicable Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Advisor is proposed for retention by a DWS Investment Company on behalf of one or more Series, shareholders of that particular Series would be required to approve the Sub-Advisory Agreement with that Sub-Advisor.  Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Series would be required to approve the change.

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Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Series would be required to approve retaining the existing Sub-Advisor.  In all these instances the need for shareholder approval requires the Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Series and its shareholders.

Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Series’ shareholders and will allow such Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Series will be able to replace a Sub-Advisor more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Advisor believes that a change would benefit a Series and its shareholders.  Without the requested relief, a Series may, for example, be left in the hands of a Sub-Advisor that is unable to manage a Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor.  Also, in that situation, or where there has been an unexpected Sub-Advisor resignation or change in control – events that would be beyond the control of the Advisor, the DWS

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Investment Companies and the Series – the affected Series may be forced to operate without a Sub-Advisor or with less than optimum number of Sub-Advisors.  The sudden loss of the Sub-Advisor could be highly disruptive to the operation of the Series.

ii.	Consistent with the Protection of Investors

Primary responsibility for management of a Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the Board.  The Investment Management Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval of shareholders.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most able Sub-Advisors.  Within this structure, the Advisor is in the better position to make an informed selection and evaluation of a Sub-Advisor than are individual shareholders.

In evaluating the services that a Sub-Advisor will provide to a Series, the Advisor considers certain information, including, but not limited to, the following:

(1)
the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Series;

(2)
a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

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(3)	reports setting forth the financial condition and stability of the Sub-Advisor; and
(4)
reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Advisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor will typically: (i) review the Sub-Advisor’s current Form ADV; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) together with the Board, conduct an interview of the Sub-Advisor.

In addition, the Advisor and the Board considers the reasonableness of the Sub-Advisor’s compensation with respect to each Series for which the Sub-Advisor will provide portfolio management services. Although only the Advisor’s fee is payable directly by a Series, and the Sub-Advisor’s fee is payable by the Advisor, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Advisor’s fee payable by the Series.  Accordingly, the Advisor and the Board analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Advisor and the Board consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;
(2)	comparisons of the proposed fees to be paid by each Series with fees charged by the Sub-Advisor for managing comparable accounts and with fees charged

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by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and
(3)	data with respect to the projected expense ratios of each Series and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Series will receive adequate information about the Sub-Advisors.  The prospectus and statement of additional information (“SAI”) for the affected Series will include all information required by Form N-1A concerning the Sub-Advisors of the Series (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Sub-Advisor is retained or a Sub-Advisory Agreement materially amended, the Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.  If a new Sub-Advisor is appointed, the Series would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure within 90 days of the date that the new Sub-Advisor is appointed.  Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Advisor provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

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iii.	Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.7  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.8  The relief sought in this Application is fully consistent with this public policy.

The Investment Management Agreement for each Series will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus of each Series will disclose that the Advisor is the primary provider of investment advisory services to the Fund, and that the Advisor may hire or change Sub-Advisors for the Series, as appropriate, and that the Advisor has the ultimate responsibility to oversee Sub-Advisors and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Advisor by the Advisor and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and

7  See Section 1(b)(6) of the 1940 Act.

8  Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

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would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  Additionally, if a shareholder of a particular Series is dissatisfied with the Advisor’s selection of a Sub-Advisor or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Series or may redeem their shares.

B.	Disclosure of Sub-Advisors’ Fees
1.	Applicable Law

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregate with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a

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replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require a Series to disclose the fees paid to a Sub-Advisor for shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Registered investment companies are required to file a semi-annual report with the Commission on Form N-SAR in accordance with Rules 30a-1 and 30b-1 under the 1940 Act.  Item 48 of Form N-SAR requires registered investment companies to disclose the rate schedule for fees paid to the investment advisers of the investment company.  This requirement may require a Series to disclose the fees that are paid to a Sub-Advisor.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Series’ financial statements to disclose information concerning fees paid to a Sub-Advisor, the nature of a Sub-Advisor’s affiliations, if any, with the Advisor, and the names of any Sub-Advisor accounting for 5% or more of the aggregate fees paid to the Advisor.

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For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each affected DWS Investment Company to disclose (as a dollar amount and a percentage of a Series’ net assets) only (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors, and (ii) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Advisor pays to each Sub-Advisor pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, Item 48 of Form N-SAR, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Series that employs an Affiliated Sub-Advisor, the Series will provide separate disclosure of any fees paid to such Affiliated Sub-Advisor.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Advisor will operate the Series using the services of one or more Sub-Advisors in a manner different from that of traditional investment companies that disclosure of the fees that the Advisor pays to each Sub-Advisor will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Series to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

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    As noted above, the Advisor intends to operate certain Series in a manner different from a traditional investment company.  By investing in a Series, shareholders are hiring the Advisor to manage the Series’ assets by evaluating, monitoring and recommending Sub-Advisors and allocating assets of the Series among Sub-Advisors rather than by hiring its own employees to manage the assets directly.  The Advisor, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring, termination and replacement.  In return, the Advisor receives an advisory fee from each Series.  Pursuant to the Investment Management Agreement, the Advisor will compensate a Sub-Advisor directly.  Disclosure of the individual fees that the Advisor would pay to a Sub-Advisor does not serve any meaningful purpose since investors pay the Advisor to monitor, evaluate and compensate each Sub-Advisor.

    Indeed, in a more conventional arrangement, the fees negotiated between the Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Series, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of such Series to be told the individual Sub-Advisor’s fees any more than shareholders of a traditional investment

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company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.9

The requested relief would benefit shareholders of the Series because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors.  The Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts.  Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount.  The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Embarcadero Funds, Inc., et al. Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen

9 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAl, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Series, the SAl will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Advisor.

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Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum Funds”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock

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Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Embarcadero, Trust for Professional Managers II, Aberdeen, Unified, Northern Lights, Trust for Professional Managers I, Forum, Atlas, JNL Series, Oppenheimer, and AB Funds Trust.

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V.	RECENTLY PROPOSED RULE

Applicants note that the Commission has proposed Rule 15a-5 under the 1940 Act, which would, under certain circumstances, permit an investment adviser to serve as a sub-advisor to a registered investment company without approval by the shareholders of the investment company and without disclosure of the fees paid to the individual sub-advisors.10  Applicants agree that the requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted by the Commission.

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.
Before a Series may rely on the order requested herein, the operation of the Series in the manner described in this Application will be, or has been, approved by a majority of the Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Series’ shares are offered to the public.

2.
The prospectus for each Series will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each applicable Series will hold itself out to the public as potentially employing multiple managers as described in this Application. The prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject

10  See Investment Company Act Release No. 26230 (Oct. 23, 2003).

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to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.
3.
Within 90 days of the hiring of a Sub-Advisor, shareholders of the relevant Series will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Advisor.  To meet this obligation, the Advisor will provide shareholders of the applicable Series within 90 days of the hiring of a new Sub-Advisor with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.
The Advisor will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation paid thereunder, being approved by the shareholders of the applicable Series unless otherwise permitted pursuant to the 1940 Act or further exemptive relief from the Commission.

5.
At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection

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of such counsel will be within the discretion of the then-existing Independent Board Members.
7.
Whenever a Sub-Advisor change is proposed for a Series with an Affiliated Portfolio Manager, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that the change is in the best interests of the Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

8.	Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.
9.
The Advisor will provide general investment management services to each Series, including overall supervisory responsibility for the general management and investment of the Series’ assets, and subject to review and approval of the Board, will (i) set the Series’ overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Series’ assets, (iii) allocate and, when appropriate, reallocate a Series’ assets among Sub-Advisors, (iv) monitor and evaluate the Sub-Advisors’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisors comply with the relevant Series’ investment objective, policies and restrictions.

10.	The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Series basis. The

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information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.
11.
No Board Member or officer of a Series or director or officer of the Advisor will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor except for (i) ownership of interests in the Advisor or any entity that controls, is controlled by or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

12.	Each Series in its registration statement will disclose the Aggregate Fee Disclosure.
13.	The requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.
VII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibit A-1 through A-3 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are also included as Exhibit B-1 through B-2 to this Application.

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Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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CASH ACCOUNT TRUST
CASH MANAGEMENT PORTFOLIO
CASH RESERVE FUND, INC.
DWS ADVISOR FUNDS
DWS BALANCED FUND
DWS BLUE CHIP FUND
DWS COMMUNICATIONS FUND, INC.
DWS EQUITY TRUST
DWS EQUITY 500 INDEX PORTFOLIO
DWS GLOBAL/INTERNATIONAL FUND, INC.
DWS HIGH INCOME SERIES
DWS INCOME TRUST
DWS INSTITUTIONAL FUNDS
DWS INTERNATIONAL FUND, INC.
DWS INVESTMENT TRUST
DWS INVESTMENTS VIT FUNDS
DWS INVESTORS FUNDS, INC.
DWS MONEY FUNDS
DWS MONEY MARKET TRUST
DWS MUNICIPAL TRUST
DWS MUTUAL FUNDS, INC.
DWS PORTFOLIO TRUST
DWS SECURITIES TRUST
DWS STATE TAX-FREE INCOME SERIES
DWS STATE TAX FREE TRUST
DWS STRATEGIC GOVERNMENT SECURITIES FUND
DWS STRATEGIC INCOME FUND
DWS TARGET DATE SERIES
DWS TARGET FUND
DWS TAX FREE TRUST
DWS TECHNOLOGY FUND
DWS VALUE EQUITY TRUST
DWS VALUE SERIES, INC.
DWS VARIABLE SERIES I
DWS VARIABLE SERIES II
INVESTORS CASH TRUST
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

By:	/s/John Millette
Name: John Millette
Title: Secretary

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DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By:	/s/Michael Colon
Name: Michael Colon
Title: Chief Operating Officer and Managing Director

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation                                                                           Document
Exhibits A-1 through A-3                                                      Certifications
Exhibit B-1 through B-2                                                        Verifications

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Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Account Trust, DWS Balanced Fund, DWS Blue Chip Fund, DWS Equity Trust, DWS High Income Series, DWS Money Funds, DWS State Tax-Free Income Series, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Fund, DWS Technology Fund, DWS Value Series, Inc., DWS Variable Series II, Investors Cash Trust, and Tax-Exempt California Money Market Fund (each a “Fund”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Trustees of the Fund adopted the following vote at a meeting duly called and held on November 13-14, 2007 in accordance with the By-laws of the Fund:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an application with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Deutsche Investment Management Americas Inc. to hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Fund without shareholder approval.

Dated:  July 29, 2009

/s/John Millette
Name: John Millette
Title: Secretary

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Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Communications Fund, Inc., DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Investors Funds, Inc., DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax Free Trust, DWS Target Date Series, DWS Tax Free Trust, DWS Value Equity Trust, and DWS Variable Series I (each a “Fund”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Trustees of the Fund adopted the following vote at a meeting duly called and held on December 17-18, 2007 in accordance with the By-laws of the Fund:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an application with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Deutsche Investment Management Americas Inc. to hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Fund without shareholder approval.

Dated:  July 29, 2009

/s/John Millette
Name: John Millette
Title: Secretary

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 Exhibit A-3

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Chief Operating Officer of Deutsche Investment Management Americas Inc. ( “DIMA”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of DIMA have been taken and the person signing and filing the Application on behalf of DIMA is fully authorized to do so; and that the Directors of DIMA adopted the following vote by written consent on March 7, 2008 in accordance with the By-laws of DIMA:

WHEREAS, DIMA and certain mutual funds managed by DIMA (the “DWS Funds”) has proposed to seek an Exemptive Order from the Commission to permit DIMA, subject to the approval of the board of trustees/directors of the DWS Funds, to enter into and materially amend sub-advisory agreements with certain sub-advisors without shareholder approval.

NOW THEREFORE BE IT, RESOLVED, that the appropriate officers of DIMA be, and they hereby are, authorized to file on behalf of DIMA an application with the Commission for exemptive relief from the requirements of the Act, as amended, in order to permit DIMA, as investment manager to certain mutual funds, to hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Funds without shareholder approval.

Dated:  July 29, 2009

/s/Michael Colon
Name: Michael Colon
Title: Chief Operating Officer and Managing Director

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Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated July 29, 2009, for and on behalf of Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Investors Funds, Inc., DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “Fund”); that he is the Secretary of the Fund; and that all action by shareholders and Trustees necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/John Millette
Name: John Millette
Title: Secretary

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 Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated July 29, 2009, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Michael Colon
Name: Michael Colon
Title: Chief Operating Officer and Managing Director

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